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                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D. C.  20549

                                  FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

                       Commission File Number 1-7635

                           TWIN DISC, INCORPORATED
          (Exact Name of Registrant as Specified in its Charter)

             Wisconsin                                  39-0667110
        (State or Other Jurisdiction of             (I.R.S. Employer
     Incorporation or Organization)          Identification Number)

       1328 Racine Street, Racine, Wisconsin                 53403
       (Address of Principal Executive Office)            (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

   Title of each class                    Name of exchange on which
    To be registered                    each class is to be registered
__________NONE_____________		____________NONE______________

___________________________		______________________________

___________________________		______________________________

If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following. ___


If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following. _X_

Securities Act registration statement file number to which this form relates:
                     _Not Applicable_ (if applicable)


Securities to be registered pursuant to Section 12(g) of the Act:

___________________Common Stock (no par value)_________________________
				(Title of Class)

_________________Preferred Stock Purchase Rights_______________________
				(Title of Class)




INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant's Securities to be Registered.

     The authorized capital stock of the Company consists of 15,000,000 shares of Common Stock, no par value, and 200,000 shares of Preferred Stock, no par value.

     The following is a summary of the Company's capital stock. Further detail can be obtained from the Company's Articles of Incorporation and Bylaws which are filed as exhibits to this Form 8-A. The Company is incorporated in the state of Wisconsin.

COMMON STOCK

     The Company has issued 3,643,630 shares of common stock, __________ of which are currently held in treasury. Holders of Common Stock are entitled to one vote per share on any issue submitted to a vote of the stockholders and do not have cumulative voting rights. All shares of Common Stock are entitled to share equally in such dividends as the Board of Directors of the Company may, in its discretion, declare. Upon dissolution, liquidation, or winding up of the Company, holders of Common Stock are entitled to receive on a ratable basis, after payment or provision for payment of all debts and liabilities of the Company and any preferential amount due with respect to outstanding shares
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of Preferred stock, all assets of the Company available for distribution, in cash or in kind. Holders of shares of Common Stock do not have preemptive or other subscription rights, conversion or redemption rights, or any rights to share in any sinking fund. All currently outstanding shares of Common Stock are fully paid and nonassessable. However, Section 180.0622(2)(b) of the Wisconsin Statutes provides, in part, that shareholders of a Wisconsin corporation are personally liable for all debts owing to employees of the corporation for services performed for such corporation, but not exceeding six months' service in any one case.

     The Bylaws provide that the Company's Board of Directors will consist of ten directors, divided into three classes of three, three and four directors. Directors serve for three years, with three directors elected at each of two annual meetings of shareholders in a three-year cycle, and four directors elected at the third annual meeting of shareholders in the three-year cycle. Currently, there are ten directors, seven of whom are independent directors. The Bylaws provide that any vacancies may be filled until the next succeeding election of directors by the affirmative vote of a majority of the remaining directors. A vacancy resulting from an increase in the number of directors also may be filled by action of the Board of Directors.

PREFERRED STOCK

     The Company is authorized to issue 200,000 shares of preferred stock, none of which have been issued.

     Pursuant to the Company's Articles of Incorporation, the Board of Directors, from time to time, may authorize the issuance of shares of Preferred Stock in one or more series. Each such series may differ from every other series in any or all of the following, but not in other respects:

     a) The rate of dividend which the preferred stock of any such series shall be entitled to receive;

     b) The price at and the terms and conditions upon which such shares may be redeemed;

     c) The amount payable upon such shares in the event of voluntary or involuntary liquidation;

     d)  Sinking fund provisions for the redemption or purchase of such shares;

     e) Terms and conditions upon which such shares may be converted into shares of common stock, if the shares of any series are issued with the privilege of conversion.

     Holders of common stock and preferred stock of the Company shall be entitled to one vote for each share held, on all questions on which shareholders of the Corporation are entitled to vote.

     No stockholder authorization is required for the issuance of shares of preferred stock unless imposed by then applicable law. Shares of preferred stock may be issued for any general corporate purposes, including acquisitions.

     The Company has designated 50,000 shares of the preferred stock for the purpose of the Shareholder Rights Plan.

Shareholder Rights Plan (Preferred Stock Purchase Rights)

     In 1998, the Company's Board of Directors established a Shareholder Rights Plan. Pursuant to the shareholder rights plan (the "Rights Plan"), on April 17, 1998, the Board of Directors declared a dividend distribution, payable to shareholders of record at the close of business on June 30, 1998, of one Preferred Stock Purchase Right ("Rights") for each outstanding share of Common Stock. The Rights will expire 10 years after issuance, and will be exercisable only if a person or group becomes the beneficial owner of 15% or more of the Common Stock (or 25% in the case of any person or group which currently owns 15% or more of the shares or who shall become the Beneficial Owner of 15% or more of the shares as a result of any transfer by reason of the death of or by gift from any other person who is an Affiliate or an Associate of such existing holder or by succeeding such a person as trustee of a trust existing on the record date) (an "Acquiring Person"), or 10 business days following the commencement of a tender or exchange offer that would result in the offeror beneficially owning 25% or more of the Common Stock. A person who is not an Acquiring Person will not be deemed to have become an Acquiring Person solely as a result of a reduction in the number of shares of Common Stock outstanding due to a repurchase of Common Stock by the Company until such person becomes beneficial owner of any additional shares of Common Stock. Each Right will
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entitle shareholders who received the Rights to buy one newly issued unit of one one-hundredth of a share of Series A Junior Preferred Stock at an exercise price of $160, subject to certain anti-dilution adjustments. The Company will generally be entitled to redeem the Rights at $.05 per Right at any time prior to 10 business days after a public announcement of the existence of an Acquiring Person. In addition, if (i) a person or group accumulates more than 25% of the Common Stock (except pursuant to an offer for all outstanding shares of Common Stock which the independent directors of the Company determine to be fair to and otherwise in the best interests of the Company and its shareholders and except solely due to a reduction in the number of shares of Common Stock outstanding due to the repurchase of Common Stock by the Company), (ii) a merger takes place with an Acquiring Person where the Company is the surviving corporation and its Common Stock is not changed or exchanged, (iii) an Acquiring Person engages in certain self-dealing transactions, or (iv) during such time as there is an Acquiring Person, an event occurs which results in such Acquiring Person's ownership interest being increased by more than 1% (e.g., a reverse stock split), each Right (other than Rights held by the Acquiring Person and certain related parties which become void) will represent the right to purchase, at the exercise price, Common Stock (or in certain circumstances, a combination of securities and/or assets) having a value of twice the exercise price. In addition, if following the public announcement of the existence of an Acquiring Person the Company is acquired in a merger or other business combination transaction, except a merger or other business combination transaction that takes place after the consummation of an offer for all outstanding shares of Common Stock that the independent directors of the Company have determined to be fair, or a sale or transfer of 50% or more of the Company's assets or earning power is made, each Right (unless previously voided) will represent the right to purchase, at the exercise price, common stock of the acquiring entity having a value of twice the exercise price at the time.

     The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on a substantial number of Rights being acquired. However, the Rights are not intended to prevent a take-over, but rather are designed to enhance the ability of the Board of Directors to negotiate with an acquirer on behalf of all of the shareholders. In addition, the Rights should not interfere with a proxy contest.

     The Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Rights may be redeemed by the Company at $.05 per Right prior to 10 business days after the public announcement of the existence of an Acquiring Person.


Item 2. Exhibits.

3.1     Restated Articles of Incorporation (Incorporated by reference to
        Exhibit 3(a) of the Company's Form 10-K for the year ended June 30, 2004, SEC File No. 001-076335)

3.2 Restated Bylaws of Twin Disc, Incorporated (As amended July 30, 2004) (Incorporated by reference to Exhibit 3(b) of the Company's Form 10-K for the year ended June 30, 2004, SEC File No. 001-07635)

4(a)    Form of Common Stock Certificate of the Company*

4(b) Form of Rights Agreement dated as of April 17, 1998 by and between the Company and the Firstar Trust Company, as Rights Agent, with Form of Rights Certificate. (Incorporated by reference to Exhibit 6(a) of the Company's Form 10-Q dated May 4, 1998, SEC File No. 001-07635)

4(c) Announcement of Shareholder Rights Plan per news release dated April 17, 1998. (Incorporated by reference to Exhibit 6(a) of the Company's Form 10-Q dated May 4, 1998, SEC File No. 001-07635)

        *  Filed Herewith

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.


October 15, 2004                             Twin Disc, Incorporated
                                            /s/ Christopher J. Eperjesy
                                            ---------------------------
                                            Christopher J. Eperjesy
                                            Vice President- Finance & Treasurer
                                            Chief Financial Officer